

Mail Stop 7010

January 11, 2008

via U.S. mail and facsimile

Mr. Michael E. Hicks
Senior Vice President and Chief Financial Officer
OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300

> **RE: OMNOVA Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2006**
> **Filed January 26, 2007**
> **Form 10-K Amendment No. 1 for the Fiscal Year**
> **Ended November 30, 2006**
> **Filed March 23, 2007**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2007**
> **Filed September 28, 2007**
> **File No. 001-15147**

Dear Mr. Hicks:

We have completed our review of these filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Tracey Houser, Staff Accountant, at (202) 551-3736, or to the undersigned at (202) 551-3355 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief